UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

February 22, 2008
Dear Shareholder:
     You are cordially invited to attend the Annual General Meeting of Shareholders (the “Meeting”) of Gmarket Inc (the “Company”). We will hold the Meeting on March 18, 2008 at 10:00 a.m., Seoul time, at our office on the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.
     Enclosed please find a notice setting forth agenda items to be considered and resolved in the Meeting, our Proxy Statement, a form proxy card and summarized financial statements. The agenda includes the following proposals: (i) approval of audited financial statements (based on Korean GAAP), (ii) amendment of Business Purpose in the Company’s Articles of Incorporation, (iii) approval of reserve for electronic financial service provider, (iv) re-election of independent Directors, (v) determining aggregate compensation ceiling for Directors and Top Management, and (vi) granting of stock options.
     Our Board of Directors has decided that the proposals are in the best interests of the Company and its shareholders and therefore recommends that you vote in favor of the proposals.
     After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Submitting the Proxy Statement before the Meeting will not preclude you from voting in person at the Meeting should you decide to attend.
Sincerely,
Young Bae Ku
Chief Executive Officer

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Notice of Annual General Meeting of Shareholders
February 22, 2008
     The Annual General Meeting of Shareholders of Gmarket Inc. (the “Company”) will be held at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea, on March 18, 2008 at 10:00 a.m., Seoul time, for the following purposes.
1.	To approve of audited financial statements (based on Korean GAAP)

2.	To amend the Business Purpose in the Company’s Articles of Incorporation

3.	To approve of reserve for electronic financial service provider in the amount of 300 million Won

4.	To re-elect independent Directors, John E. Milburn, Massoud Entekhabi, Hakkyun Kim, Joon-Ho Hahm, and Dean Geehun Kim for new one-year terms each

5.	To fix aggregate compensation ceiling of 3 billion Won for Directors and top management; and

6.	To grant stock options to eligible employees
     Additional information regarding the matters to be acted on at the Annual General Meeting of Shareholders can be found in the accompanying Proxy Statement.
     All holders of record of the Company’s ordinary shares and holders of American Depositary Shares as of December 31, 2007, will be entitled to attend and vote at the Annual General Meeting of Shareholders.
     This notice of Annual General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.gmarket.co.kr/IR.
     By Order of the Board of Directors

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Young Bae Ku
Chief Executive Officer
PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
PROPOSALS
Proposal No. 1: Ordinary resolution to approve of audited financial statements (based on Korean GAAP)
Enclosed please find the Company’s 2007 fiscal year financial statements based on Korean GAAP.
Proposal No. 2: Special resolution to amend Business Purpose in the Company’s Articles of Incorporation
The Company currently has G-Messenger Phone service, where customers can instantly contact sellers through various on-line means of communication. To continue providing this service under the Korean Telecommunication Law, the Company should include a new business purpose in its Articles of Incorporation. Therefore, “Special Category Telecommunications Service” should be added to the Business Purpose Section of the Company’s Articles of Incorporation.
Proposal No. 3: Ordinary resolution to approve Reserve for Electronic Financial Service Provider in the amount of 300 million Won
The Company has been registered as an electronic financial service provider with the Financial Supervisory Commission, or FSC, under the Electronic Financial Transaction Act for its electronic means of advance payment service and electronic payment settlement service. As an electronic financial service provider, in accordance with the standards set by the FSC, the Company must subscribe for insurance, become a member of a mutual relief association, or set aside a reserve. The Company decided to set aside a reserve in the amount of 300 million Won.
Proposal No. 4: Ordinary resolution to re-elect independent Directors John E.

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

Milburn, Massoud Entekhabi, Hakkyun Kim, Joon-Ho Hahm, and Dean Geehun Kim for new one-year terms each
Four independent Directors, John E. Milburn, Massoud Entekhabi, Hakkyun Kim and Joon-Ho Hahm, whose one-year term ends on March 28, 2008 will be re-elected. Also, Dean Geehun Kim, whose term ends on July 4, 2008 will resign and be re-elected, in order for his term to be in line with those of the other independent Directors.
John E. Milburn has served as our director since December 2004. Mr. Milburn has been the managing general partner of Newton Technology Partners, a firm specializing in technology investments in Korea, since January 2000. He is an advisor to many companies in Korea and throughout the Asia Pacific region, particularly telecommunications companies. Mr. Milburn was vice president in charge of Internet Technology and Business Development at Dacom Corporation from December 1996 to September 2000. Mr. Milburn received a Bachelor’s degree in Nuclear Engineering from the University of California at Berkeley, was a scientist with the U.S. Department of Energy for 10 years, and has lived and worked in Korea since May 1991.
Massoud Entekhabi has served as our director since December 2005 and serves as the chairman of our audit committee. Mr. Entekhabi is a managing director and founder of Zenith Equity Partners, a private equity firm based in southern California. Prior to founding Zenith Equity Partners, from 2000 to 2003, Mr. Entekhabi was a general partner and managing director of TL Ventures, a nationally focused venture capital firm with over US$1.4 billion under management. From 1973 to 2000, Mr. Entekhabi was with Coopers & Lybrand LLP and PricewaterhouseCoopers LLP, where he held various senior management positions and was a partner. Mr. Entekhabi is a Fellow of Institute of Chartered Accountants in England & Wales and is also a Certified Public Accountant in the United States.
Hakkyun Kim has served as our director and member of our audit committee since December 2005. Mr. Kim is currently an attorney at Pillsbury Winthrop Shaw Pittman LLP, a major U.S.-based law firm, in their Washington, DC office, where he focuses his practice on business and public policy matters affecting clients from, or with interests in, Korea and Asia. Previously, Mr. Kim worked at various other major U.S.-based law firms, where he represented Korean companies in connection with establishment of new operations in the U.S., including compliance with U.S. regulatory requirements. Prior to practicing law, Mr. Kim served as an economist at The Bank of Korea, the central bank of Korea, for over 10 years. Mr. Kim received a Bachelor’s degree in Law and Economics from Seoul National University and a Juris Doctor degree from the University of Minnesota Law School.
Joon-Ho Hahm has served as our director and member of our audit committee since

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

December 2005. Mr. Hahm is an Associate Professor of International Economics and Finance at Yonsei University in Korea, where he is also the Director for the Center for International Studies and the Program Chair of the International Trade and Finance at the Graduate School of International Studies. Mr. Hahm’s focus is on financial markets and institutions, bank supervision, exchange rates and interest rates, risk management, debt management and consumption and savings. Mr. Hahm received a Bachelor’s degree in English Literature and Business Administration from Seoul National University in 1986, a Master of Business Administration from Columbia University in 1988 and a Ph.D. in Finance and Economics from Columbia University in 1993. Mr. Hahm has served in a variety of consultative roles for the Korean government and international organizations, including the World Bank. Mr. Hahm is also serving as an outside non-executive director of Prudential Asset Management Co., Ltd. and a member of the Advisory Committee of Hana Bank.
Dean Geehun Kim is the president and CEO of IMM Investment Corporation, a major venture capital and private equity fund in Korea. Mr. Kim has over 10 years of experience that has focused on the IT and entertainment industries. From 2003 to 2004, Mr. Kim served as President and CEO of IHQ Co. LTD., an entertainment company in Korea. Prior to founding IMM Investment, he was a manager of Strategy Planning Office in Samsung Electronics, from 1995 to 1998. Mr. Kim holds a BS in Molecular Biology from the Seoul National University and an MBA with concentrations in Strategy and Consulting from the MIT Sloan School of Management.
Proposal No. 5: Ordinary resolution to fix total compensation ceiling of 3 billion Won for Directors and Top Management
The aggregate compensation ceiling for all of the Company’s Directors and top management combined for fiscal year 2008 will be determined to be a maximum of 3 billion Won.
Proposal No. 6: Special resolution to grant stock options to eligible employees
The Board of Directors believes that granting stock options to eligible officers and employees will be an effective tool to provide incentives and retain key personnel. The total number of options to be granted will be up to 600,000 shares, and the exercise price thereof shall be the closing price of the Company’s ADRs on March 17, 2008 (U.S. time) as reported on the Nasdaq National Market.

http://www.gmarket.co.kr
Gmarket Inc.
9th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912

OTHER MATTERS
As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.
By Order of the Board of Directors,
Young Bae Ku
Chief Executive Officer

GMARKET INC.
UNAUDITED BALANCE SHEETS (Korean GAAP-based)
(in millions of Korean Won and in thousands of US dollars)

	December 31,		December 31,		December 31,
	2006		2007		2007
Assets
Current assets:
Cash and cash equivalents	~~W~~	34,930	~~W~~	48,367	$51,685
Short-term financial investments		140,798		198,110	211,701
Accounts receivable, net		33,827		52,565	56,171
Current held-to-maturity securities		4,000		—	—
Other current assets		5,147		8,243	8,809

Total current assets		218,702		307,285	328,366
Long-term financial instruments		5,000		—	—
Property and equipment, net		16,177		18,372	19,632
Other assets		8,251		11,510	12,300

Total assets	~~W~~	248,130	~~W~~	337,167	$360,298

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	104,609	~~W~~	148,665	$158,864
Accounts payable		18,547		21,938	23,443
Deferred revenue		3,532		5,196	5,552
Other current liabilities		13,352		16,826	17,981

Total current liabilities		140,040		192,625	205,840
Accrued severance benefits		1,397		2,781	2,972

Total liabilities		141,437		195,406	208,812

Shareholders’ equity:
Common shares		4,951		4,975	5,316
Additional paid-in capital		85,354		85,606	91,478
Other capital surpluses		3		3	3
Retained earnings		15,463		48,872	52,225
Capital adjustments		922		2,305	2,464

Total shareholders’ equity		106,693		141,761	151,486

Total liabilities and shareholders’ equity	~~W~~	248,130	~~W~~	337,167	$360,298

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME (Korean GAAP-based)
(in millions of Korean Won and thousands of US dollars)

	Year Ended December 31,
	2006		2007		2007
Revenues:
Transaction fees	~~W~~	103,218	~~W~~	132,892	$142,009
Advertising and other		54,881		92,875	99,247

Total revenues		158,099		225,767	241,256
Cost of revenues		78,631		119,574	127,778

Gross profit		79,468		106,193	113,478
Operating expenses		64,659		79,984	85,471

Operating income		14,809		26,209	28,007
Other income:
Interest income		5,189		9,195	9,826
Others, net		218		76	81

Income before income tax expenses		20,216		35,480	37,914
Income tax expenses		(3,435)		(2,071)	(2,213)

Net income	~~W~~	16,781	~~W~~	33,409	$35,701

2

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS (Korean GAAP-based)
(in millions of Korean Won and thousands of US dollars)

	Year Ended December 31,
	2006		2007		2007
Cash flows from operating activities:
Net income	~~W~~	16,781	~~W~~	33,409	$35,701
Adjustments
Depreciation and amortization		3,347		6,667	7,124
Stock-based compensation expense		831		1,504	1,607
Provision for bad debt		283		386	412
Provision for severance benefits		1,039		1,647	1,760
Deferred tax assets		(621)		(2,401)	(2,565)
Provision for loyalty program reserve		6,400		4,970	5,311
Others, net		134		(27)	(29)
Changes in operating assets and liabilities
Accounts receivable		(17,792)		(18,884)	(20,179)
Amounts payable to sellers		10,066		44,056	47,078
Accounts payable		8,060		3,391	3,624
Deferred revenue and advances		1,352		1,664	1,778
Other current assets		(2,328)		(1,399)	(1,495)
Other assets		20		33	35
Other current liabilities		2,383		(1,496)	(1,598)
Payment of accrued severance benefits		(71)		(262)	(280)

Net cash provided by operating activities		29,884		73,258	78,284

Cash flows from investing activities:
Increase in short-term financial instruments, net		(93,127)		(48,312)	(51,627)
Increase in long-term financial instruments, net		(120)		—	—
Purchase of property and equipment		(12,155)		(6,894)	(7,367)
Decrease in other current assets		436		14	15
Increase in other assets, net		(6,554)		(4,783)	(5,111)

Net cash used in investing activities		(111,520)		(59,975)	(64,090)

Cash flows from financing activities:
Issuance of common shares, net		79,668		154	165

Net cash provided by financing activities		79,668		154	165

Net increase (decrease) in cash and cash equivalents		(1,968)		13,437	14,359

Beginning of year		36,898		34,930	37,326

End of period	~~W~~	34,930	~~W~~	48,367	$51,685

3

GMARKET INC.
UNAUDITED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS (Korean GAAP-based)
(in millions of Korean Won and in thousands of US dollars)

	Year Ended December 31,
	2006		2007		2007
Accumulated earnings before disposition	~~W~~	15,463	~~W~~	48,872	$52,225
Undisposed accumulated earnings (deficit)		(1,318)		15,463	16,523
Net income		16,781		33,409	35,701

Disposition		—		300	321
Unappropriated retained earnings to be carried forward to subsequent Year	~~W~~	15,463	~~W~~	48,572	$51,904

4

GMARKET INC.
UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Korean GAAP-based)
FOR THE YEAR ENDED DECEMBER 31, 2007
(in millions of Won except number of shares)

		Additional			Total
	Common	Paid-in	Capital	Accumulated	Shareholders’
	Shares	Capital	Adjustments	Earnings	Equity
Balance at January 1, 2007	4,951	85,357	922	15,463	106,693
Exercise of stock options	24	252	(121)	—	155
Stock-based compensation expense	—	—	1,504	—	1,504
Net income	—	—	—	33,409	33,409

Balance at December 31, 2007	4,975	85,609	2,305	48,872	141,761

5

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on March 13, 2008 for action to be taken.

2008 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Gmarket Inc. (the “Company”)

CUSIP No.:	38012G100.
ADS Record Date:	December 31, 2007.
Meeting Specifics:	Annual General Meeting of Shareholders - March 18, 2008 at 10:00 A.M. (Seoul time) at the 8th floor, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of July 5, 2006.
Deposited Securities:	Common shares, par value Won 100 per share, of the Company.
Custodian:	Korea Securities Depository.
The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.
     Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither shall vote, attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in the voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary shall not be voted. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing quorum at the meeting.
     Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.
     Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of Shares exceeding limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.
Please indicate on the reverse side hereof how the Deposited Securities are to be voted.
The Voting Instructions must be marked, signed and returned on time in order to be counted.
By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

1.	Approval of the audited financial statements (based on Korean GAAP)
2.	Approval to amend the Business Purpose in the Company’s Articles of Incorporation
3.	Approval of reserve for electronic financial service provider in the amount of 300 million Won
4.	Re-election of Independent Directors for a term of one (1) year:
a)	John E. Milburn;
b)	Massoud Entekhabi;
c)	Hakkyun Kim;
d)	Joon-Ho Hahm; and
e)	Dean Geehun Kim
5.	Approval to fix aggregate compensation ceiling of 3 billion Won for Directors and top management
6.	Approval to grant stock options to eligible employees
A

	For	Against	Abstain

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Resolution 4a	☐	☐	☐

Resolution 4b	☐	☐	☐

Resolution 4c	☐	☐	☐

Resolution 4d	☐	☐	☐

Resolution 4e	☐	☐	☐

Resolution 5	☐	☐	☐

Resolution 6	☐	☐	☐

B Authorized Signatures — Sign Here — This section must be completed for your instructions to be executed.
If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.
Please be sure to sign and date this Voting Instruction Card.
Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy) / /

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: March 6, 2008